02043325

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of June, 2002.

P.E. 6/30/02

Gentry Resources, Ltd.
(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F __

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.
(Registrant)

Date July 9, 2002

By: ________________
Name: Christine Penner
Title: Corporate Administrator

GENTRY
RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Production Volumes Exceed 2000 boe Per Day

Calgary, Alberta, June 25, 2002 – Gentry Resources Ltd. ("Gentry") is pleased to announce that, as a result of recent drilling programs, the Company's production volumes have increased to 2,020 boe per day.

At Princess, the Company continues to move aggressively forward on its large land position. Gentry and its partner have purchased a gas plant capable of processing 12-15 mmcf/d of raw gas and are currently working on the logistics of moving the facility to the Company-operated site situated very close to a meter station and electrical power source. Gentry is taking a proactive role in keeping area residents and interest groups apprised of its activities and expects, as announced previously, that first production will occur September 1. The Company anticipates drilling two additional wells in Princess this summer with more wells to follow in September and the fourth quarter. Both Mississippian and Devonian reservoirs are targeted in this 70-section fairway.

The Company has recently tied in two wells in its Red Willow core area, which are producing at 1.2 mmcf/d (net 800 mcf/d). Total production from the Red Willow area is currently 3.5 mmcf/d net to Gentry. The Company continues to evaluate its land holdings in Red Willow and expects to drill at least one more development well by year-end.

A successful development well was recently drilled at Baldwinton, and another successful horizontal well in the Virden Roselea Unit, with additional wells planned.

Company activity over most of Gentry's various Saskatchewan unitized interests continues at a rapid pace. Some of these programs include participating in infill drilling programs and facilities upgrades, which all add up to support excellent reserve declines (4% to 7%) over most of the properties. As Gentry continues its successful exploration programs for gas in southern Alberta, our technical team will spend more time expanding oil prospects in this part of Saskatchewan.

Gentry currently trades on the Toronto Stock Exchange under the symbol "GNY" and has 22,061,243 common shares issued and outstanding.

For Details, Contact: Hugh Ross, President & Chief Executive Officer (403) 264-6161
R. Gordon McKay, Chief Operating Officer (403) 264-6161
Roger Fullerton, Manager, Investor Relations (952) 929-7243
Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSX Symbol: GNY